SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                              No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: Sep. 20, 2006	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS PROVIDES NOTICE OF REPURCHASE RIGHT TO HOLDERS OF 1.75%

CONVERTIBLE SENIOR NOTES DUE 2009

Hsinchu, Taiwan, September 20, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today provided notice (the “Repurchase Notice”) to the holders (the “Holders”) of its 1.75% Convertible Senior Notes due 2009 (the “Notes”) that, pursuant to the Indenture (the “Indenture”), dated as of November 3, 2004, between the Company and The Bank of New York, as trustee, each Holder may at its option require the Company to repurchase on November 3, 2006 (the “Repurchase Date”), all of such Holder’s Notes not previously converted or called for redemption or repurchased, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest on the Notes up to, but excluding, the Repurchase Date.

ChipMOS originally issued US$85 million aggregate principal amount of the Notes in November 2004 in reliance of Regulation S under the U.S. Securities Act of 1933.

To exercise the repurchase right, the Holders must complete and deliver the notice of repurchase form attached to the Repurchase Notice to The Bank of New York, as the paying agent, no earlier than October 5, 2006 and no later than 5:00 p.m., London time, on Friday, October 27, 2006 and comply with certain other procedures set forth in the Repurchase Notice and the Indenture. The Repurchase Notice will also be furnished to the Securities and Exchange Commission on Form CB today and may be obtained by contacting The Bank of New York by mail at One Canada Square, London E14 5AL, United Kingdom, Attention: Global Trust Services Department or by facsimile at +44-20-7964-6399.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Purchase other than through Repurchase Right

The Company may purchase the Notes or arrange for the purchase of the Notes or the common shares of the Company into which the Notes are convertible other than through an exercise of the Repurchase Right by the Holders of the Notes. Any such purchases if commenced may be discontinued at any time. If the Company purchases or arranges to purchase any of the Notes or the common shares into which the Notes are convertible it shall so disclose such purchases or arrangements to purchase through submissions under the cover of Form 6-K to the SEC.